EXHIBIT 1

FREQUENTLY ASKED QUESTIONS

Q: What is Proposal 3?

A: Proposal 3 is about good corporate governance. It will require the Board to recommend to shareholders at each annual meeting the amount and form of compensation for directors' service on the Board and its committees for the year commencing at the meeting. The Board's recommendation will be subject to approval by the shareholders holding a majority of the shares of Post Properties who are entitled to vote in the election of directors.

Post Properties' Board only seriously started adopting initiatives that improved our Company's corporate governance after we highlighted the issue during the proxy contest last year. Now, yet again, the Board needs to be pushed to do the right thing for the shareholders.

Q: Why did you decide to submit this shareholder proposal?

A: As detailed in the letter to shareholders from John Williams, this Board has not lived up to its promises, and has shown its abuse and gross neglect of the trust previously afforded to it by shareholders. It is clear from their actions this past year that the Post Properties directors' newfound commitment to improved corporate governance stops when it comes to their own compensation. Among other examples which are detailed in my letter to shareholders:

  Three weeks prior to last year's annual meeting, Post Properties publicly responded to a question that I had raised, stating that newly elected Chairman of the Board Bob Goddard was receiving the same $20,000 compensation as every other non-management director and that there had been no discussions and no contract for other compensation. May 6, 2003 Post Properties Earnings Conference Call Transcript.

  Just two months later, in July 2003, the Compensation Committee of the Board authorized compensating Mr. Goddard as non-executive Chairman of the Board with a one-year package of cash, stock and stock options worth approximately $450,000 as estimated by the Company (including an option grant to purchase 100,000 shares), and made the compensation package retroactive to February 20, 2003, the date Mr. Goddard succeeded to the chairmanship of the Company. Since that time, in January 2004, the Board awarded Mr. Goddard another 50,000 stock options and an additional grant of restricted stock equal to $200,000 value, bringing the total value of his package to $500,000, excluding any value assigned to the total 150,000 stock options. The above, of course, also excludes cash compensation paid for attendance at various Board and Committee Meetings during the fiscal year.

  The Board approved Mr. Goddard's compensation package on September 8, 2003, and I was the only director who cast a vote against it. Nearly three months later when I submitted my shareholder proposal on December 5 2003, Post Properties still had not fully disclosed Mr. Goddard's compensation arrangement to shareholders.

  Compared with the 2003 compensation paid to all non-management Chairmen of the Boards of publicly-traded, multi-family REITs with market capitalization over $1 billion, Mr. Goddard's 2003 compensation package is second only to Sam Zell of Equity Residential (a company with a market value approximately six times larger than Post Properties at that time) and double the next highest paid individual in this group. Goddard's experience in the multifamily business is limited to his appointment to the Post Board in May 2002.

  Mr. Goddard's excessively generous compensation package is even more egregious since two of the directors who approved it also received sizable payments from Mr. Goddard's affiliated companies. For the past three years, Robert Anderson, a member of the Board's three person Compensation Committee, has received substantial cash payments from Mr. Goddard's affiliated companies for “consulting services,” and has also received more from various related business deals. Herschel Bloom, a Post Properties director, is a partner in the law firm that in 2003 received aggregate payments of $362,771 from Mr. Goddard's affiliated companies. In this era where higher standards for corporate governance should be demanded and expected, such business and financial relationships between Directors should be openly exposed and should never be permitted to create the appearance of serious conflicts of interest between Directors and Officers.

Q: Will I be receiving a proxy card so that I can vote in favor of Proposal 3?

A: PLEASE DON'T RETURN YOUR POST PROPERTIES PROXY CARD UNTIL YOU RECEIVE MY LETTER.
You will not receive a separate proxy card from John Williams. To support greater openness and transparency in the governance of our company, please join us in voting your shares "FOR" Proposal 3 on the proxy card you will receive directly from the management of Post Properties. Please note that if you leave your proxy card blank and return it, Post Properties will vote your shares against my shareholder proposal.

Q: If I have already returned my proxy card, how can I change my vote in favor of your shareholder proposal?

A: If you have already returned your proxy, you may obtain information on how to change your vote in favor of Proposal 3 by contacting Lawrence E. Dennedy at MacKenzie Partners, Inc., at 1-800-322-2885.

Q: Why does John Williams believe directors' fees are excessive?

A: We supported increases to directors' compensation in 2002 because it was appropriate given the additional responsibilities on Boards in the wake of the Sarbanes-Oxley legislation. But the increases that the Board approved for itself in 2003 could -- based on the number of board meetings attended -- double directors' income. That is clearly excessive given the Company's dismal financial performance in 2003, and the fact that Post Properties' employees had their salaries frozen and bonuses limited this past year.

Q: Why is Bob Goddard's compensation package so large?

A: Compared with the 2003 compensation paid to all non-management Chairmen of the Boards of publicly-traded, multi-family REITs with market capitalization over $1 billion, Bob Goddard's 2003 compensation package is second only to Sam Zell of Equity Residential (a company with a market value approximately six times larger than Post Properties at that time) and double the next highest paid individual in this group. Bob Goddard has far less experience in the multi-family industry or helping lead public companies. Indeed, his experience in the multifamily business is limited to his appointment to the Post Properties Board in May 2002. Further information and comparative data on this issue is in the letter to shareholders that will be available shortly.

Q: Is it true that John Williams offered to reduce the cost of his employment contract with Post to help the Company?

A: Yes, absolutely. In light of Post Properties' dismal financial performance in 2003, earlier this year John Williams offered to substantially reduce the cost of his employment contract until the performance of the Company improves. His willingness to take the lead on this important matter and ask for such a reduction was contingent upon senior management and the other directors joining him in this endeavor. To date, the Company's Board and management have not responded whether they would join Mr. Williams' effort to benefit all shareholders.

Q: How do you respond to Post Properties' claim that you are undertaking this as a result of a personal grievance on your part?

A: Post Properties' claim is baseless. They just don't have any other argument to defend themselves and their actions. My submission of Proposal 3 clearly is not the result of any alleged personal grievance. Despite the best efforts of Post Properties' management and Board and their battery of lawyers to get comfort from the Securities and Exchange Commission (SEC) to exclude this proposal from its Proxy Statement, the SEC was unable to conclude that Post Properties met its burden and, as a result, the SEC was unable to concur with Post Properties request to exclude Proposal 3.

Nevertheless, Post Properties just doesn't know when to stop. Now, the Board and senior management continue to recycle their specious argument. We believe Post Properties' statements are misleading and designed to give you the wrong impression while attempting to circumvent the SEC staff's views contained in their earlier no action letter response.

Q: What is the Record Date for the Annual Meeting?

A: The record date for the Annual Meeting was March 26, 2004. Only holders of record of Post Properties common stock as of the close of business on that date are entitled to notice of, and to vote at, the Annual Meeting.

Q: Who may I call if I have questions or comments?

A: Please call our proxy solicitors, MacKenzie Partners, Inc., at (800) 322-2885.